Exhibit 99.4

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the International Accounting Standards Board for a review of condensed interim consolidated financial statements by an entity's auditor.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Table of Contents

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

Management's responsibility for financial report	1
Condensed Interim consolidated financial statements
Condensed interim consolidated statements of financial position	2
Condensed interim consolidated statements of loss and comprehensive loss	3
Condensed interim consolidated statements of changes in shareholder's equity	4
Condensed interim consolidated statement of cashflows	5
Notes to the Condensed interim consolidated financial statements	6 - 43

Management's Responsibility

For Financial Reporting

To the Shareholders of Red White & Bloom Brands Inc.:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the condensed interim consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

November 29, 2021

/s/ Bill Dawson/s/ Brad Rogers

Bill Dawson, DirectorBrad Rogers, Director

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2021 (Unaudited) and December 31, 2020 (Audited) (Expressed in Canadian dollars)

		September 30,	December 31
		2021	2020 (Audited)

ASSETS	Notes
Current assets
Cash and cash equivalents		$10,512,470	$1,146,569
Prepaid expenses		3,307,293	1,053,658
Accounts receivable	7	12,273,628	8,747,261
Biological assets	8	229,747	-
Inventory	9	15,702,102	17,561,002
Loans receivable	11	53,101,327	51,676,623

		95,126,567	80,185,113
Non-current assets
Property, plant and equipment, net	10	126,041,194	87,104,243
Deposits		440,101	-
Call/put option	12	111,436,141	112,658,740
Goodwill	13	20,757,438	6,206,068
Intangible assets, net	13	182,655,636	152,979,033

		441,330,510	358,948,084

Total assets		$536,457,077	$439,133,197

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$23,051,075	$24,115,714
License liability		11,997,400	11,997,400
Loans payable	16	50,279,703	31,349,759
Lease liabilities	17	733,027	205,982
Credit facility	15	64,836,001	-
Income taxes payable		4,476,152	3,125,261

		155,373,358	70,794,116
Non-current liabilities
Credit facility	15	-	64,815,872
Convertible debentures	14	27,991,236	-
Loans payable, net of current portion	16	48,767,079	18,704,092
Lease liabilities, net of current portion	17	17,692,937	186,487
License liability, net of current portion		47,989,600	47,989,600
Deferred income tax liability		27,177,830	27,158,251

Total liabilities		324,992,040	229,648,418

Shareholders' equity
Share capital	18	277,877,703	229,772,030
Contributed surplus		23,728,917	14,863,863
Cumulative translation adjustment		424,557	(1,896,622)
Accumulated deficit		(106,414,495)	(33,254,492)
Non-controlling interest	26	15,848,355	-

Total shareholders' equity		211,465,037	209,484,779

Total liabilities and shareholders' equity		$536,457,077	$439,133,197

Going concern (Note 2)

Commitments and contingencies (Note 25)

Subsequent events (Note 27)

Approved and authorized for issuance on behalf of the Board of Directors on November 29, 2021 by:

/s/ Bill Dawson/s/ Brad Rogers

Bill Dawson, DirectorBrad Rogers, Director

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and nine month periods ended September 30, 2021 and 2020 (Unaudited)

(Expressed in Canadian dollars)

		Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
	Notes	$	$	$	$
Sales	24	11,789,982	6,093,688	36,941,201	7,605,738
Cost of Sales		7,133,785	1,880,889	15,397,573	2,153,634
Gross profit excluding fair value items		4,656,197	4,212,799	21,543,628	5,452,104
Unrealized change in fair value of bio-assets	8	5,108,191	(2,570,992)	(49,204)	(10,845,752)
Realized fair value amount included in inventory		(4,107,109)	769,716	(4,240,320)	769,716
Gross profit		5,657,279	6,014,075	17,254,104	15,528,140
Expenses
General and administration		10,500,628	7,001,104	19,288,707	11,247,352
Salaries and wages		4,338,769	3,417,228	10,744,490	4,158,191
Depreciation and amortization	10,13	6,632,505	1,911,238	19,329,865	3,233,484
Share-based compensation		1,225,500	489,634	8,664,632	1,764,862
Sales and marketing		601,054	770,729	2,119,561	1,671,381
		23,298,456	13,589,933	60,147,255	22,075,270
Loss before other expenses (income)		17,641,177	7,575,858	42,893,151	6,547,130
Other expense (income)
Finance expense (income), net		1,995,465	1,150,545	15,086,006	2,848,639
Accretion of loans receivable		-	290,000	-	(1,150,946)
Foreign exchange		1,088,004	-	2,110,519	(4,380,521)
Management Fees		-	-	-	(425,610)
Disposal of PPE		374	(35,289)	1,644	(185,236)
Revaluation of call/put option	12	(25,477,402)	-	2,253,081	1,420,001
Revaluation of financial instruments	20	7,452,719	(118,322)	7,180,659	(209,465)
Write-off of Deposit		-	-	-	1,853,059
Listing Expense		-	-	-	22,832,281
Total other expense (income)		(14,940,840)	1,286,934	26,631,909	22,602,202
Loss before income taxes		2,700,337	8,862,792	69,525,060	29,149,332
Current income tax expense		2,772,356	608,598	4,284,145	608,598
Net loss		5,472,693	9,471,390	73,809,205	29,757,930
Net loss attributable to shareholders of company		5,529,150	9,471,390	73,160,003	29,757,930
Net loss attributable to non-controlling interest		(56,457)	-	649,202	-
Currency translation adjustment - subsequently reclassified to profit or loss		(3,030,899)	(1,104,375)	2,321,179	818,550
Total comprehensive loss		2,441,794	8,367,015	71,488,026	30,576,480
Total comprehensive loss attributable to shareholders of company		2,498,251	8,367,015	70,838,824	30,576,480
Total comprehensive loss attributable to non-controlling interest		(56,457)	-	649,202	-
Net loss per share, basic and diluted	19	0.02	0.05	0.35	0.22
Weighted average shares outstanding		220,152,423	168,596,886	209,484,730	140,468,508

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the Nine Month Period ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

		Share Capital
		Convertible Series I Preferred Shares		Convertible Series II Preferred Shares		Common Shares		Non- Controlling Interest	Contributed Surplus	Translation Adjustment	Accumulated Deficit	Total
	Notes	#	$	#	$	#	$	$	$	$	$	$

Balance, January 1, 2020		-	-	-		84,211,770	61,366,160	-	5,748,899	-	(14,677,625)	52,437,424
Issuances and Exercises		3,181,250	3,664,799	112,540,549	63,399,626	101,560,116	59,228,152	-	13,542,504	818,550	-	110,895,711
Net loss		-	-	-	-	-	-	-	-	-	(29,757,930)	(29,757,930)

Balances, Sep 30, 2020		3,181,250	3,664,799	112,040,549	63,399,626	185,771,886	120,594,312	-	19,291,403	818,550	(44,435,555)	163,333,135

Balances, January 1, 2021		3,181,250	5,637,175	113,585,889	46,046,088	191,317,226	178,088,767	-	14,863,863	(1,896,622)	(33,254,492)	209,484,779
Restricted share units issued	18	-	-	-		3,529,145	3,186,157	-	(824,154)	-	-	2,362,002
Share-based compensation	18	-	-	-		-	-	-	8,664,632	-	-	8,664,632
Shares issued in lieu of finance charges	18	-	-	-	-	2,191,874	2,817,038	-	-	-	-	2,817,038
Loans payable converted to preferred shares	18	-	-	8,976,426	9,759,015	-	-	-	-	-	-	9,759,015
Shares issued debt settlement	18	-	-	-	-	237,500	342,000	-	-	-	-	342,000
Conversion feature of convertible debentures	18	-	-	-	-		-	-	6,612,946	-	-	6,612,946
Warrants exercised	18	-	-	-	-	16,172,706	18,800,704	-	(3,020,851)	-	-	15,779,853
Stock options exercised	18	-	-	1,200,000	1,489,200	1,375,000	1,783,320	-	(2,567,519)	-	-	705,001
Acquisition	18	-	-	-	-	6,961,627	9,928,239	16,497,557	-	-	-	26,425,796
Currency translation adjustment		-	-	-	-	-	-	-	-	2,321,179	-	2,321,179
Net loss		-	-	-	-	-	-	(649,202)	-	-	(73,160,003)	(73,809,205)

Balances, September 30, 2021		3,181,250	5,637,175	123,762,315	57,294,303	221,785,078	214,946,225	15,848,355	23,728,917	424,557	(106,414,495)	211,465,037

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statement of Cash Flows

For the Nine Month Period ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

			September 30, 2021	September 30, 2020

Operating activities	Notes
Net loss for the period			$(73,809,205)	(29,757,930)
Items not affecting cash:
Share-based compensation			8,664,632	1,764,862
Foreign exchange			4,837,454	(17,169,561)
Interest not received in cash			-	(3,369,364)
Revaluation of call/put option	12		2,253,081	1,420,001
Listing expense			-	22,832,281
Depreciation and amortization	10, 13		19,329,865	3,233,484
Write off of deposit			-	1,853,059
Realized gain in cost of sales			4,240,320	769,716
Fair value adjustment on biological assets			49,204	(10,845,752)
Loss on disposal of property, plant and equipment		-		(185,236)
Revaluation of financial instruments			7,180,659	(209,465)
Interest on lease			-	2,665
Accretion of loans receivable			-	(1,150,946)
Non-cash finance charges			8,296,113	-

			(18,957,877)	(30,812,186)

Changes in non-cash operating working capital	23		(6,992,923)	30,115,871

			(25,950,800)	(696,315)

Investing activities
Disposition of property, plant and equipment			-	718,859
Purchase of property, plant and equipment	10		(10,926,849)	(2,464,099)
Acquisition of Mid-American Growers, Inc.	6		-	(32,760,428)
Acquisition of Platinum Vape	6		-	(7,537,745)
Cash spent through acquisitions			(12,093,874)	-
Loan receivable	11		(1,424,704)	(1,183,949)

			(24,445,427)	(43,227,362)

Financing activities
Reverse takeover transaction	5		-	1,772,141
Exercise of warrants	18		15,779,853	493,500
Exercise of stock options	18		705,001	737,500
Proceeds from convertible debentures	14		24,344,233	456,000
Conversion feature of convertible debenture			6,612,946	-
Loans payable	16		12,732,399	-
Issuance of shares	18		-	22,241,753
Lease payments			(412,304)	(49,253)
Credit facility	15		-	28,880,864

			59,762,128	54,532,505

Increase in cash			9,365,901	10,608,828
Cash, beginning of the period			1,146,569	1,378,687

Cash, ending of the period			$10,512,470	11,987,515

Supplemental disclosure of cash flow information (Note 23)

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

______________________________________________________________________________

1.BACKGROUND AND NATURE OF OPERATIONS

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The shares of the Company are traded on the Canadian Stock Exchange under the trading symbol "RWB" and on the OTCQX under the trading symbol "RWBYF"

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-cornered amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. Each MichiCann share was exchanged to one common share and one convertible series II preferred share of the Company.  Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

2.GOING CONCERN

These condensed interim consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at September 30, 2021, the Company has accumulated losses of $106,414,495 since inception, and for the nine month period ended September 30, 2021, the Company incurred a net loss of $   73,809,205    and net cash used in operations was $   25,950,800   . The Company’s operations are mainly funded with debt and equity financing, which are dependent upon many external factors and may be difficult to raise additional funds when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following September 30, 2021. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. The Company will also seek to improve its cash flows by prioritizing certain projects with a greater expected return and reducing operating costs by streamlining its operations and support functions. While the Company has been successful in obtaining financing to date, and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used. Such adjustments could be material.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses.  Government measures did not materially disrupt the Company’s operations during the nine month period ended September 30, 2021.  The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Due to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the business and financial position.  In addition, the estimates in the Company’s condensed interim consolidated financial statements will possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in impairment of long-lived assets   including intangibles (Note 13).

3.BASIS OF PRESENTATION

a)Statement of Compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Reporting Standards ("IFRS") and International Accounting Standards ("IAS") as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee ("IFRIC"), effective for the Company's reporting for the nine month period ended September 30, 2021 and 2020, specifically IAS 34 Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2021.

The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2021 and 2020 should be read together with the annual consolidated financial statements for the year ended December 31, 2020.

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2021 and 2020. These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 29, 2021.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

b)Basis of Consolidation

The condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2021 and 2020 include the accounts of the Company and its wholly owned subsidiaries.  Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities.  The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.  All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation. These condensed interim consolidated financial statements include the accounts of the following active entities:

Name of Subsidiary	Jurisdiction	Percentage Ownership 2021	Percentage Ownership 2020
MichiCann Medical Inc.	Ontario, Canada	100%	100%
1251881 B.C. Ltd.	British Columbia, Canada	100%	100%
Mid-American Growers, Inc.	Delaware, USA	100%	100%
Mid-American Cultivation LLC	Delaware, USA	100%	100%
RWB Platinum Vape Inc.	California, USA	100%	100%
Vista Prime Management, LLC	California, USA	100%	100%
GC Ventures 2, LLC	Michigan, USA	100%	100%
RWB Licensing Inc.	British Columbia, Canada	100%	100%
RWB Freedom Flower, LLC	Illinois, USA	100%	100%
RWB Illinois, Inc.	Delaware, USA	100%	100%
Vista Prime 3, Inc.	California, USA	100%	100%
PV CBD LLC	California, USA	100%	100%
Vista Prime 2, Inc.	California, USA	100%	100%
Royalty USA Corp.	Delaware, USA	100%	100%
RLTY Beverage 1 LLC	Delaware, USA	100%	100%
RLTY Development MA 1 LLC	Delaware, USA	100%	100%
RLTY Development Orange LLC	Massachusetts, USA	100%	100%
RLTY Development Springfield LLC	Massachusetts, USA	100%	100%
Red White & Bloom Florida, Inc.	Florida, USA	77%	-
RWB Florida LLC	Florida, USA	77%	-
RWB Integration	Illinois, USA	100%	-
RWB Michigan LLC	Michigan, USA	100%	-

Please note that the terms "Acreage", "Acreage Florida Inc.", "RWB Florida Inc." and "Red White & Bloom Florida, Inc." are all used interchangeably throughout these notes.

c)Functional and Presentation Currency

The Company’s presentation currency, as determined by management, is the Canadian dollar. Management has determined that the functional currency of its parent and Canadian subsidiaries is the Canadian dollar and the functional currency of its United States subsidiaries is the United States dollar. These condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise specified.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

4.SIGNIFICANT ACCOUNTING POLICIES

a)New accounting pronouncements

Amendments to IFRS 3, Business Combinations (“IFRS 3”) – Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments clarify the minimum requirements for a business, removed the assessment of whether market participants are capable of replacing any missing elements, added guidance to help entities assess whether an acquired process is substantive, narrowed the definitions of a business and of outputs, and introduced an optional fair value concentration test. Effective January 1, 2020, the Company adopted the amendments to IFRS 3, with no material impact on its condensed interim consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”); and IAS 8, Accounting policies, changes in accounting estimates and errors (“IAS 8”) – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Effective January 1, 2020, the Company adopted the amendments to IAS 1 and IAS 8, with no material impact on its condensed interim consolidated financial statements.

Amendments to IAS 1 – Presentation of financial statements: classifications of liabilities as current or non-current

In January 2020, the IASB issued amendments to clarify the requirements for classifying liabilities as current or non-current. The amendments specify that the conditions that exist at the end of a reporting period are those which will be used to determine if a right to defer settlement of a liability exists. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective January 1, 2023, with early adoption permitted. The amendments are to be applied retrospectively. The Company does not intend to early adopt these amendments and is currently assessing the impact of these amendments on its condensed interim consolidated financial statements.

b)Use of Estimates and Judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated financial statements, management has made significant assumptions which are applied in determining the fair values of the various instruments at the reporting date. Should any of the assumptions be incorrect, it would result in a material adjustment to the carrying amount of certain assets and liabilities.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Other significant assumptions about the future and other sources of estimation uncertainty that management has made as at the statement of financial position date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

Valuation of Biological assets and inventory

Management is required to make a number of estimates in calculating the fair value of biological assets and harvested hemp inventory.  These estimates include a number of assumptions including estimations of the stage of growth of the hemp, pre-harvest and post-harvest costs, sales price and expected yields.

Inventories of harvested finished goods and packaging materials are valued at the lower of cost or net realizable value.  Management determines net realizable value, which is the estimated selling price less the estimated costs to completion, and the estimated selling costs.  The Company estimates the net realizable value of inventories by using the most reliable evidence available at each reporting date.  The future realization of these inventories may be different from estimated realization.  A change to these assumptions could impact the Company's inventory valuation and gross profit from sales of inventories.

Share-based compensation

The Company provides compensation benefits to its consultants, directors and officers through a stock option plan. The fair value of each option award is estimated using the Black-Scholes option pricing model which utilizes subjective assumptions such as expected price volatility and expected life of the option. Share-based compensation expense also utilizes subjective assumptions on forfeiture rate. Changes in these input assumptions can significantly affect the fair value estimate.

Convertible Preferred Share Units

The Company issues convertible preferred share units consisting of one common share and one series II convertible preferred shares. The convertible preferred shares units were issued to holders of MichiCann common shares upon completion of amalgamation. Holders of MichiCann warrants and MichiCann stock options also received the convertible preferred shares units when those warrants and stock options are exercised. The fair value of the unit is determined using capitalization details of the Company. The fair value is separated between the common share and preferred share component using the relative fair value of each instrument on the issuance date. The separation of the components is based on the conversion rate of the preferred shares, which requires management to estimate the amount of time that will lapse between the initial issuance of the preferred share and its conversion date.

Assessment of the Transactions as an Asset Acquisition or Business Combination

Management has had to apply judgment relating to acquisitions with respect to whether the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Determination of Purchase Price Allocations and Contingent Consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

Derivative Financial Instruments

A derivative is a financial instrument whose value is based on an underlying asset or set of assets. The Company has determined that its call/put option represents a derivative financial instrument and as such has been measured at fair value in accordance with level 3 of the fair value hierarchy. Accordingly, the fair value of derivative financial instruments was determined using inputs that are not based on observable market data and therefore requires judgment from management.

Income Taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these consolidated financial statements.

Expected Credit Loss

Management determines the expected credit loss by evaluating individual receivable balances and considering a member’s financial condition and current economic conditions. Accounts and other receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received.

Going Concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Estimated useful lives and amortization of intangible assets

Amortization of intangible assets with finite lives is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Determination of cash-generating units

The Company’s assets are aggregated into cash-generating units (“CGU’s”). CGU’s are based on an assessment of the unit’s ability to generate independent cash inflows. The determination of these CGU’s was based on management’s judgment in regards to several factors such as shared infrastructure, geographical proximity, and exposure to market risk and materiality.

Consolidation

Judgment is applied in assessing whether the Company exercises control and has significant influence over entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure or rights to variable returns, and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control was obtained. These Consolidated financial statements include the consolidated results of all subsidiaries as the Company has determined that it has control over these subsidiaries requiring consolidation.

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease.  Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate.  In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option.  Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate similar to the Company's specific incremental borrowing rate.  This rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security in a similar economic environment.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Impairment of non-financial assets

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable   amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

5.REVERSE TAKEOVER

On April 24, 2020, Tidal and MichiCann entered into a Business Combination Agreement (the “Combination Agreement”). The Combination Agreement was structured as a three-cornered amalgamation whereby MichiCann was combined with a newly incorporated subsidiary of Tidal, forming the Company. The amalgamation resulted in all the issued and outstanding shares of Tidal and MichiCann being exchanged for common shares and convertible series II preferred shares of the Company as described in Note 1.

The amalgamation was considered a reverse takeover ("RTO") as the legal acquiree’s (Tidal) former shareholders control the consolidated entity after completion of the amalgamation. Consequently, the legal acquiree (MichiCann) is the accounting acquirer and the historical financial results presented in these consolidated financial statements are those of MichiCann.

At the time of the amalgamation, Tidal’s assets consisted primarily of cash and receivables and it did not have any processes capable of generating outputs; therefore, Tidal did not meet the definition of a business. Accordingly, as Tidal did not qualify as a business in accordance with IFRS 3 Business Combinations, the amalgamation did not constitute a business combination; however, by analogy it has been accounted for as a reverse takeover. Therefore, MichiCann, the legal subsidiary, has been treated as the accounting acquirer, and Tidal, the legal parent, has been treated as the accounting acquiree.

Upon completion of the amalgamation 375,431,661 Tidal common shares and 50,900,000 Tidal preferred shares were consolidated into 23,464,462 common shares and 3,181,250 convertible series I preferred shares of the Company on the basis of one post-consolidated share for every sixteen pre-consolidation shares. The consideration relating to the deemed shares issued in the reverse acquisition was based on the fair value of common shares of $27,031,042 was based on the market price of $1.152 per share of Tidal on April 24, 2020 and fair value of convertible series I preferred shares of $5,637,175, was estimated using the option pricing model with the following assumptions.

Volatility	80%
Risk-free rate	0.319%
Time to liquidation in years	2.0

In addition, exchanged on the reverse takeover 1,186,711 Tidal common share purchase warrants and 1,799,110 Tidal stock options were fair valued on the acquisition date using a Black-Scholes option pricing model and included in the consideration paid by the Company.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

The Company used Black-Scholes option pricing model to determine the fair value of the warrants and stock options with the following weighted average assumptions:

Expected life in years	2.38
Volatility	80%
Risk-free rate	0.39%
Share Price	$1.152
Dividend yield	0.00%

In connection with the amalgamation, the Company issued 7,381,000 common shares and 7,381,000 convertible series II preferred shares to a finder. The fair value of these common shares amounting to $8,502,900 was determined based on the market price of $1.152 per share of Tidal on April 24, 2020 and fair value of convertible series II preferred shares of $13,204,609, was estimated using the option pricing model with the following assumptions.

Volatility	80%
Risk-free rate	0.319%
Time to liquidation in years	2.0

As the acquisition was not considered a business combination, the excess of consideration paid over the net assets acquired together with any transaction costs incurred for the amalgamation is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments.

Consideration paid:
Common shares deemed issued	$27,031,042
Preferred shares deemed issued	5,637,175
Finder's fee - common shares	8,502,900
Finder's fee - preferred shares	13,204,609
Fair value of warrants	303,749
Fair value of stock options	486,518

$55,165,993

Net identifiable assets acquired:
Cash and cash equivalents	$1,822,156
Accounts receivable	2,229
Prepaid expenses	794,538
Promissory note receivable	4,169,009
Right-of-use asset	91,402
Convertible loan receivable	17,597,600
Accounts payable	(898,303)
Lease liability	(118,119)

$23,460,512

Listing expense	$31,705,481

Convertible loan receivable consists of an amount receivable by Tidal Royalty Corp from MichiCann Medical Inc with a fair value of $17,597,600 on the date of the amalgamation was effectively settled.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Promissory note receivables were issued to TDMA LLC. During the year ended December 31, 2019, Tidal entered into a definitive Membership Interest Purchase Agreement (the “MIPA”) with TDMA LLC to acquire all of the issued and outstanding equity in TDMA Orange, LLC, a wholly owned subsidiary of TDMA LLC. Pursuant to the terms of the MIPA, Tidal obtains 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of the State of Massachusetts. As consideration, Tidal will forgive the promissory notes including accrued interest. These promissory notes have annual interest 10%, and measured at fair value.  The fair value of TDMA loan was estimated using the Discount Cashflow method with following assumptions:

Risk adjusted rate - April 24, 2020	18.31% - 18.57%
Risk adjusted rate - December 31, 2020	18.67% - 18.95%

6.ACQUISITION

During the year ended December 31, 2020, the Company completed the following acquisitions:

Mid-American Growers, Inc.

On January 10, 2020, the Company acquired 100% of the issued and outstanding shares of Mid-American Growers, Inc. (“MAG”). MAG is a company that cultivates and sells hemp-based products throughout North America.  Under the terms of the agreement, the Company paid $31,249,391 in cash and issued rights to receive 17,133,600 common shares of MichiCann with a fair value of $44,984,267.

Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued to sellers of MAG, and the 17,133,600 MichiCann shares were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares of the Company. 17,133,600 common shares 17,133,600 convertible series II preferred shares were escrowed, and the common shares and convertible series II preferred shares are released as follows: 1,199,352 common shares and 1,199,352 convertible series II preferred shares every month for fourteen months starting on the date that is six months following the RTO and 342,669 common shares and 342,669 convertible series II preferred shares on December 24, 2021.

The fair value of rights to receive common shares was estimated using option pricing model.  Key inputs and assumptions used in the valuation methods as of the acquisition date were as follows:

Share price	$ 2.950
Volatility	85%
Discount for lack of marketability	11%

Included in the agreement is a milestone payment of 2,640,000 common shares of the Company should the MAG sellers reasonably assist the Company in receiving a commercial cultivation license for its facility in Illinois (the “Milestone Event”). There is an additional milestone payment of USD $5,000,0000 should the Milestone Event be completed during calendar year 2020. Concurrently, the Company entered an earn-out agreement with the sellers of MAG whereby the Company will pay a 23% commission on hemp product sales during the period of April 1, 2020 to March 31, 2021. This has been accounted for as a payment for post-combination services and was not added to the purchase price.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Concurrent with the closing of the MAG acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers. The USD $2,000,000 paid to purchase the additional land has been included in the consideration to acquire the issued and outstanding shares of MAG. A pre-existing relationship consisting of an amount receivable by the Company from MAG with a fair value of $1,459,218 on the date of acquisition was effectively settled.

The acquisition of MAG was accounted for as a business combination because the acquisition met requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair values as follows:

Consideration paid:
Cash paid upon closing	$20,644,291
Cash paid in 2019	10,605,100
Rights to common shares	44,984,267
Settlement of pre-existing relationship	1,459,218
$77,692,876

Net identifiable assets acquired:
Cash and cash equivalents	$162,204
Accounts receivable	58,470
Inventory	4,395,361
Biological assets	26,842
Property, plant and equipment	94,197,701
Goodwill	6,083,036
Accounts payable	(1,539,657)
Other payable	(656,900)
Deferred tax liability	(25,034,181)
$77,692,876

If the transaction had closed on January 1, 2020, the Company's revenue for the year ended December 31, 2020 would have increased by $111,557, and net loss for the year would have increased by $342,610.  Consolidated revenue and loss for the year, of the acquiree after the acquisition date, as recorded in the consolidated statement of loss for the year ended December 31, 2020 is $4,071,820 and $12,505,267, respectively.

The settlement of a  pre-existing relationship consists of an amount receivable by the Company from MAG with a fair value of $1,459,218 on the date of acquisition was effectively settled.

1251881 B.C. Ltd.

On June 10, 2020, the Company acquired 100% of the issued and outstanding shares of 1251881 B.C. Ltd. Under the terms of the agreement, the Company issued 13,500,000 common shares and 4,500,000 special warrants as a consideration.  The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.  In connection with the acquisition, the Company issued 1,800,000 common shares to a finder.  On December 15, 2020, all special warrants were converted into common shares for the finder's fee.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

The fair value of special warrants amounting to $4,995,000 was based on the market price of $1.11 per common share of the Company as of the acquisition date.  The fair value of finder's fee amounting to $1,998,000 was based on the market price of $1.11 per share as of the acquisition date.

The fair value of 13,500,000 common shares amounting to $34,907,000 was determined as a reference to the fair value of net assets acquired in accordance with IFRS 2 requirements.

At the time of the acquisition, 1251881 B.C. Ltd.’s assets consisted solely of intangible assets and it did not have any processes capable of generating outputs; therefore 1251881 B.C. Ltd. did not meet the definition of a business under IFRS 3 and the acquisition was accounted for as an asset acquisition. The consideration paid and net identifiable assets acquired were recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid:
Common shares issued	$34,907,000
Common shares - Finder's fee	1,998,000
Fair value of special warrants issued	4,995,000

$41,900,000

Net identifiable assets acquired:
Intangible assets	$101,887,000
License Liability	(59,987,000)

$41,900,000

Immediately prior to the acquisition, 1251881 B.C Ltd. entered into (i) a retail license agreement with High Times Retail Licensing, LLC (”HT”) whereby 1251881 B.C. Ltd was granted the right-to-use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the States of Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby 1251881 B.C. Ltd. was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

Platinum Vape LLC

On September 14, 2020, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding equity interest of Platinum Vape LLC (“Platinum Vape” or “PV”) in a cash and convertible note payable amounting to USD $35,000,000, comprised of USD $7,000,000 in cash paid at closing, a further USD $13,000,000 in cash payable 120 days after closing and USD $15,000,000 convertible promissory note payable on the third anniversary of closing, which may be converted into Company stock only after 12 months. Concurrently, the Company entered an earn-out agreement with the sellers of PV whereby the Company will pay cash or common shares of the Company with equivalent value of USD $25,000,000 payable based on achievement of the following milestones during the 12-month period immediately following the closing:

*USD $7,500,000 paid on PV achieving revenue of USD $80,000,000 and maintain 15% earnings before interest and taxes;

*USD $7,500,000 paid on PV achieving revenue of USD $90,000,000 and maintain 15% earnings before interest and taxes; and

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

*USD $10,000,000 paid on PV achieving revenue of USD $100,000,000 and maintain 15% earnings before interest and taxes.

This earn-out amount has been accounted for as a payment for post-combination services and was not added to the purchase price.

The acquisition of PV was accounted for as a business combination because the acquisition met requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair value as follows:

Consideration paid:
Cash paid on closing	$9,222,500
Present value of cash payable 120 days after closing	16,655,835
Cash to be paid in one year	19,511,124
Convertible promissory note	17,219,398
$62,608,857

Net identifiable assets acquired:
Cash and cash equivalents	$1,745,431
Accounts receivable	4,188,780
Prepaid expenses	400,520
Inventory	3,184,355
Property, plant and equipment	319,876
Right-of-use	475,396
Licenses	29,907,250
Brand	33,991,500
Goodwill	281,172
Accounts payable	(2,416,543)
Lease liability	(475,122)
Loan	(30,628)
Deferred tax liability	(8,963,130)
$62,608,857

The cash payable 120 days after closing was paid on the January 12, 2021.

If the transaction had closed on January 1, 2020, the Company's revenue for the year ended December 31, 2020 would have increased by $14,093,729, and net loss for the year would have decreased by $6,804,672.  Consolidated revenue and income for the year, of the acquiree after the acquisition date, as recorded in the consolidated statement of loss for the year ended December 31, 2020 is $19,266,708 and $6,804,672, respectively.

During the nine months period ended September 30, 2021, the Company completed the following transaction.

Florida operations from Acreage Holdings

On April 28, 2021, the Company completed the acquisition of 77.17% of the issued and outstanding shares of Acreage Florida, Inc. (“RWB Florida Inc.”). The Company has recorded a 22.83% non-controlling interest at its fair value and consolidated the results of RWB Florida from the date of acquisition onwards. RWB Florida is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

The company paid the following consideration for the acquisition of RWB Florida:

1.A cash payment of $12,093,874;

2.5,950,971 units of common Shares of the Company on closing, subject to a 12 month lock-up agreement pursuant to which 1/6 of the shares will be released each month commencing the 6th month after close valued at $8,862,100 and

3.$34,644,437 in vendor take back promissory notes maturing within 13 months from close of the transaction, bearing interest at 8% per annum.

The acquisition of RWB Florida was accounted for as a business combination because the acquisition met the requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at their respective fair values, as follows:

Consideration paid:
Cash paid upon closing	$12,438,531
Common Shares issued	8,682,100
Promissory note	34,644,437

$55,765,068
Net identifiable assets acquired:
Cash and cash equivalents	$344,657
Inventory	379,847
Biological assets	641,633
Prepaid expenses	132,459
Other Assets	219,453
Property, plant and equipment	32,118,177
License	42,483,218
Goodwill	14,161,073
Current liabilities	(299,138)
Lease obligations	(17,918,754)
Non-controlling interest	(16,497,557)

$55,765,068

Goodwill arose in the acquisition of RWB Florida, primarily due to the assembled work force of RWB Florida.  These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes. No independent third-party valuation has been performed on the goodwill arising from the acquisition. Under IFRS 3, the company has a measurement period of 1 year from date of acquisition to complete this requirement to allocate the purchase price (April 2022).

For the nine month period ended September 30, 2021, RWB Florida incurred net losses of $2,843,638 from April 28, 2021 to September 30, 2021, of which $649,202 in net losses was attributable to non-controlling interests.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

7.ACCOUNTS RECEIVABLE

The Company’s accounts receivable as at September 30, 2021 and December 31, 2020 consists of the following:

	September 30,	December 31,
	2021	2021
Trade receivables	$12,441,919	$8,619,200
Sales tax receivable	141,317	128,261
Provision for sales returns and allowances	(309,608)	-

	$12,273,628	$8,747,461

Sales tax receivable represents excess of input tax credits on purchased goods or services received over sales tax collected on the taxable sales in Canada. Aging for trade receivables is as follows:

	September 30, 2021	December 31, 2020
Current	$7,865,398	$2,835,810
1-30 Days	1,161,147	4,556,868
31-60 Days	907,709	288,226
61-90 Days	778,116	916,098
91 Days and over	1,729,549	22,198
Total trade receivables	$12,441,919	$8,619,200

8.BIOLOGICAL ASSETS

The Company’s biological assets consist of 2,587 plants growing as at September 30, 2021 and no plant growing as at December 31, 2020.  The continuity of biological assets is as follows:

	September 30,	December 31,
Carrying amount, beginning of year	2021	2020

Acquired from MAG acquisition	$-	$26,842
Acquired from Acreage acquisition	816,912	-
Capitalized cost	9,037,158	12,606,343
Fair value adjustment	(3,752,230)	(543,116)
Transferred to inventory	(5,872,093)	(12,090,069)

Carrying value, end of the period	$229,747	$-

Fair Value Measurement Disclosure

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

21

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

*Selling price - calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices

*Stage of growth - represents the weighted average number of weeks out of the 15 weeks growing cycle that biological assets have reached as of the measurement date

*Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant

*Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested

*Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labour related to labelling and packaging

9.INVENTORY

The Company’s inventory as at September 30, 2021 and December 31, 2020 consists of the following:

	September 30,	December 31,
	2021	2020
Hemp finished goods	$9,235,909	$13,101,032
Cannabis finished goods	654,017	-
Hard Goods/Tools	874,815	265,890
Cannabis and CBD derivative finished goods	3,259,062	418,116
Raw materials	784,275	2,477,747
Consumables and non-cannabis merchandise	894,024	1,298,217
	$15,702,102	$17,561,002

During the nine month period ended September 30, 2021 and 2020, the realized fair value amounts  included in inventory sold totaled $4,240,320 (2020 - $769,716) and total inventory expensed in cost of sales totaled $   15,397,573    (2020 - $2,153,634).

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

10.PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2021 consists of the following:

	Land	Building and Improvements Building	Machinery and equipment	Right of Use Asset	Total
Cost
Balances, December 31, 2020	$2,879,315	$76,590,398	$12,641,498	$459,146	$92,570,357
Acquired from Acreage	446,508	8,893,130	2,873,375	19,905,164	32,118,177
Acquired from Apopka	601,057	1,791,703	-	-	2,392,760
Additions	-	902,397	7,628,288	3,404	8,534,089
Disposals	-	-	-	-	-
Translation Adjustment	14,203	474,715	201,643	542,768	1,233,329

Balance, September 30, 2021	$3,941,083	$88,652,343	$23,344,804	$20,910,482	$136,848,712

Accumulated depreciation
Balances, December 31, 2020	$-	$4,003,716	$1,395,440	$66,958	$5,466,114
Depreciation	-	3,343,928	1,324,787	653,454	5,322,169
Disposals	-	-	-	-	-
Translation Adjustment	-	11,843	2,199	5,193	19,235

Balances, September 30, 2021	$-	$7,359,487	$2,722,426	$725,605	$10,807,518

Balances, September 30, 2021	$3,941,083	$81,292,856	$20,622,378	$20,184,877	$126,041,194
Balances, December 31, 2020	$2,879,315	$72,586,682	$11,246,058	$392,188	$87,104,243

11.LOANS RECEIVABLE

Loans receivable as at September 30, 2021 and December 31, 2020 consist of the following:

	September 30, 2021	September 30, 2020
Advances to PharmaCo Inc.	$15,882,950	$11,084,278
Promissory note receivable from PharmaCo Inc.	32,627,616	32,627,616
Promissory note acquired with RTO	3,620,209	4,231,664
Accrued interest on promissory note acquired with RTO	775,326	686,288
Net receivable from sellers of Platinum Vape	-	3,046,777
Other amounts	195,226	-
Total	$53,101,327	$51,676,623

Advances to PharmaCo Inc.

The loan receivable balance was amounting to $4,810,000 as at December 31, 2018.  During the year ended December 31, 2019, PharmaCo paid $428,671 to the Company. The loan receivable balance was amounting to $4,381,329 as at December 31, 2019.

23

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

During year ended December 31, 2020, the Company issued 2,339,200 units consisting of one common share and one convertible series II preferred share to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The amount of $5,848,000 has been recorded as a loan receivable from Pharmaco. The loan receivable is interest free and the entire balance is expected to be settled within an year. During the year ended December 31, 2020, the Company advanced additional $854,949 to PharmaCo.  During the nine month period ended September 30, 2021, the Company advanced additional $   4,798,672    to PharmaCo, and the balance was amounting to $   15,882,950    as at the September 30, 2021.  The balance is expected to be settled upon the closing of the acquisition of PharmaCo.

Promissory note receivable from PharmaCo Inc

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matured on January 2, 2020. On January 2, 2020, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2021.  On January 2, 2021, the Company agreed to extend the Promissory Note with PharmaCo until January 2, 2022.

On January 2, 2020, the Company advanced a principal amount of $1,979,100. The Promissory Note is non-interest bearing, unsecured, and matures on January 22, 2021.  The funds advanced under the Promissory Note were received from the Bridging Finance Inc. on which date under the credit facility (Note 15). On January 22, 2021, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2022.

Those Promissory Notes are included in current loans receivable as of September 30, 2021 and the balance as of September 30, 2021 was amounting to $   32,627,616   .

Promissory note acquired with RTO

On April 24, 2020, promissory note of value of $4,169,009 was acquired pursuant to the RTO transaction.  During the year ended December 31, 2020, the Company recorded revaluation loss of $548,800.  The promissory note balance as of September 30, 2021 was $3,620,209.

During the nine month period ended September 30, 2021, the Company accrued $89,038 interest, and the accrued interest balance as of September, 2021 was $775,326.

Net receivable from sellers of Platinum Vape

The net balance receivable amount from sellers of Platinum Vape as at December 31, 2020 was $3,046,777.  The entire amount was settled against the earn-out amount on September 18, 2021.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

12.CALL/PUT OPTION

On January 4, 2019, MichiCann entered into a call/put option agreement (the “Call/Put Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti-dilution protections) subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it.  37,000,000 MichiCann common shares will be converted to 37,000,000 common shares and 37,000,000 convertible series II preferred shares of the Company in accordance with the terms outlined in the amalgamation transaction.

On January 4, 2019, MichiCann entered a Debenture Purchase Agreement with PharmaCo. Under the terms of this agreement, the MichiCann will advance a principal amount of up to USD $114,734,209. The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding. As of December 31, 2019, MichiCann has advanced $48,502,029, plus $5,700,400 that was advanced during the year ended December 31, 2018, and was transferred to the OpCo Debenture in 2019. The OpCo Debenture earns interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the application seeking permission to convert the Opco Debenture and own the common shares of PharmaCo. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023.

As at September 30, 2021, the combined fair value of the OpCo Debenture, accrued interest and call/put option  was determined to be $111,436,141 (2020 - $112,658,740).  During the three month period ended September 30, 2021, the company recorded in its condensed interim consolidated statement of loss and comprehensive loss a fair value gain of $25,477,402.  During the nine month period ended September 30, 2021, the Company recorded in its condensed interim consolidated statement of loss and comprehensive loss a fair value loss of $2,253,081 and interest income of $1,030,482.

The fair value of the convertible debenture and the fair value of the call/put option are measured together as one instrument. The fair value of call/put option component was estimated using a Monte Carlo simulation valuation model.  Key inputs and assumptions used for the valuations as of September 30, 2021 and December 31, 2020 were as follows.

	September 30, 2021	December 31, 2020
Share Price	$2.25	$2.25
Volatility - RWB	80%	100%
Volatility - PharmaCo Inc.	260%	210%
Risk-free rate	0.14% for 1.26 years	0.13% for 2.01 years
Pharmaco Inc. enterprise value	$154.3 mm	$154.3 mm

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

13.INTANGIBLE ASSETS AND GOODWILL

Intangible assets as of September 30, 2021 and December 31, 2020 consist of the following:

	Platinum Vapes license	Platinum Vapes brand	1251881 B.C. Ltd. license	Acreage
Cost
Balances, December 31, 2020	$28,901,640	$32,848,560	$101,887,000	$-
Acquired from Acreage	-	-	-	42,483,218
Translation Adjustment	20,130	23,220	-	1,157,731
Balance, September 30, 2021	$28,921,770	$32,871,780	$101,887,000	$43,640,949

Accumulated amortization
Balances, December 31, 2020	$-	$-	$10,658,167	$-
Amortization	-	-	14,007,696	-
Balance, September 30, 2021	$-	$-	$24,665,863	$-

Balances, December 31, 2020	$28,901,640	$32,848,560	$91,228,833	$-
Balances, September 30, 2021	$28,921,770	$32,871,780	$77,221,137	$43,640,949

Total Intangible Assets, December 31, 2020				$152,979,033
Total Intangible Assets, September 30, 2021				$182,655,636

The Company has determined that the Platinum Vape License (California), Brand (California and Michigan) Acreage License (Florida) have indefinite lives.  The retail license and product license acquired on 1251881 B.C. Ltd. acquisition has a useful life of 5.0 years and 5.5 years, respectively. For the three month and nine month period ended September 30, 2021, $4,326,895 and $14,007,696 of amortization was expensed, respectively.

The following table outlines the estimated future amortization expense related to intangible assets acquired from 1251881 B.C. Ltd.

1251881 B.C. Ltd
License
2021	$4,978,869
2022	18,986,865
2023	18,986,865
2024	18,986,865
2025	15,281,673
$77,221,137

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a Cash Generating Unit (“CGU”) or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment. The following factors were identified as impairment indicators:

1.Sales decline – Constraints in the retail distribution network, including a decrease of expected sales and profitability as compared to outcomes initially forecasted by management;

2.Change in strategic plans – The Company’s management determined that certain business units were no longer commercially viable and decided to halt all further construction and operations;

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

1.Decline in stock price and market capitalization – As at September 30, 2021, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

Key assumptions used in calculating the recoverable amount for each CGU grouping tested for impairment as at September 30, 2021 are outlined in the following table:

				High Times	High Times
	PV license	PV Brand	PV brand	Retail lic.	Product lic.
	(CA)	(CA)	(MI)	Agreement	Agreement
Discount rate	43.50%	38.50%	38.50%	21.00%	19.00%
Terminal growth rate	2.69%	2.69%	2.69%	-%	-%
Terminal capitalization multiple	4.36	5.25	6.49	-	-
Recoverable amount	$34,249,080	$10,440,240	$34,631,040	$23,044,920	$73,336,320

PV License (CA) CGU - The Company’s PV License (CA) represents its operations including development, manufacturing and distribution of cannabis vape products within the state of California.  This CGU is attributed to the Company’s California operating segment. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

PV Brand (CA) CGU -The Company’s PV Brand (CA) represents its operations dedicated to the sale of cannabis products and accessories within the state of California.  This CGU is attributed to the Company’s California operating segment. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

PV Brand (MI) CGU - The Company’s PV Brand (MI) represents its operations dedicated to the sale of cannabis products and accessories within the state of California.  This CGU is attributed to the Company’s California operating segment.  As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

High Times Retail Licensing agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the states of Michigan, Illinois and Florida. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

High Times Product Licensing agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

Goodwill arose from the acquisition of MAG, PV and Acreage.  Goodwill arose in the acquisition of Acreage (RWB Florida) primarily due to the assembled work force. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes. Goodwill as of September 30, 2021 and December 31, 2020 consists of the following:

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

	September 30,	December 31,
	2021	2020

As of beginning of the period	$6,206,068	$-
Acquisition of PV	-	281,172
Acquisition on MAG	-	6,083,036
Acquisition on Acreage	14,161,073	-
Translation adjustment	390,297	(158,140)
End of the period	$20,757,438	$6,206,068

14.CONVERTIBLE DEBENTURES

On April 23, 2021, the Company issued USD $5,000,000 in convertible debentures to a third party investors. The debentures become due on April 23, 2024.  The debenture will bear interest at 8% per annum, and the interest becomes payable on the maturity date.  The Company can convert the principal into common shares of the Company at a fixed conversion price of USD $2.75 per share.  On conversion, the holder shall not be entitled to receive the accrued interest.  The issuer may prepay the debenture in cash at or after its first-anniversary date.  The fair value as of September 30, 2021 was amounting to $6,143,241 CAD.

On June 4, 2021, the Company issued USD $20,112,015 convertible debenture to a third party institution. The debenture becomes due and payable on June 4, 2024.  The debenture will bear interest at 8% per annum.  The Company issued 753,385 common shares on the closing date.  On the first anniversary date and the second anniversary date, the Company shall issue common shares in an amount equal to 4% of the adjusted principal balance at the volume-weighted average trading price for a period of 15 trading days.  The Company can convert the principal and interest into common shares of the Company at a fixed conversion price of USD $2.75 per share.  The issuer may prepay the note in cash at or after its first-anniversary date.  The issuer may prepay before the first-anniversary date by paying accrued interest as if no prepayment of principal was paid to the Company.  The fair value as of September 30, 2021 was amounting to $21,847,995 CAD.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

15.CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of  $36,610,075  (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,517 (Note 11).

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B.  Non-revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075.  As a result, the old bridge financing facility balance was fully paid.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

The Company exercised the right to extend the termination date on July 10, 2021 to January 10, 2022. Accordingly, the outstanding balance at September 30, 2021 has been disclosed as a current liability. The extension incurred a 1% fee in the amount of $654,909, to be expensed over 6 months.

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company).

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt.  $817,462 of the total work fee was expensed in the year ended December 31, 2020 and the remaining balance of $675,038 during the nine months ended September 30, 2021.

During the nine months ended September 30, 2021, the Company satisfied all financial covenants.  Covenants include prompt payment, preservation of corporate existence, compliance with laws, payment of taxes, maintain of records, maintenance of properties, inspection, insurance coverage, perform obligations, notice of certain events, completion of RTO, discharge of all obligations and liabilities arising under ERISA and further assurance.

The total interest recorded during the three and nine months ended September 30, 2021 was $1,980,875.74 and $5,880,681, respectively.

A continuity of the credit facility balance is as follows:

Balances, December 31, 2018	$-
Original credit agreement	36,610,075
Balances, December 31, 2019	$36,610,075
Repaid on January 10, 2020	$(36,610,075)
Amended credit agreement	65,490,910
Work fee recognized contra liability	(1,966,043)
Work fee expensed	1,291,005
Balances, December 31, 2020	$64,815,872
Work fee expensed	675,038
1% Extension fee Capitalized	(654,909)
Balances, September 30, 2021	$64,836,001

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

16.LOANS PAYABLE

Current loans payables as at September 30, 2021 and December 31, 2020 are as follow:

	September 30, 2021	December 31, 2020
Platinum Vapes loan - original loan of $16,655,835 – non-interest bearing, principal payable at maturity on January 12, 2021	$-	$16,394,996
Private loans - original loan of $7,329,616 interest bearing, principal due on demand	6,587,579	1,069,617
1260356 Ontario Ltd. - original loan of $9,658,595 – non-interest bearing, due on demand - 1	-	9,658,595
Mid-American Growers SBA loan 1 - original loan of $1,364,888 - 1% interest, principal and interest payable at maturity on April 6, 2021	1,365,853	1,364,888
Payable to Oakshire - original loan of $1,080,947 – non-interest bearing, no fixed payment terms	1,081,711	1,080,947
Payable to Pharmaco - original loan of $1,717,056 – non-interest bearing, no fixed payment terms	-	1,717,056
Payable to Luna - original loan of $63,660 – non-interest bearing, no fixed payment terms	63,705	63,660
Mid-American Growers SBA loan 1 - original loan of $781,727 – 1% interest, principal and interest payable at maturity on April 6, 2022	894,502	-
Mid-American Growers SBA loan 2 - original loan of $190,853 – 1% interest, principal and interest payable at maturity on April 6, 2022	187,262	-
Payable to RGR Ltd - Original loan $11,000,000 USD - 12% interest, principal and interest payable at maturity on January 11, 2022. Partial principal payment.	3,196,687	-
Payable to Viridescent Realty Trust, Inc. - original loan of $10,000,000 USD - 8% interest, principal and interest payable at maturity on November 28, 2021	13,179,430	-
Payable to Viridescent Realty Trust, Inc. - original loan of $18,000,000 USD - 8% interest, principal and interest payable at maturity on May 31, 2022	23,722,974	-
Total	$50,279,703	$31,349,759

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Non-current loans payable as at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021	December 31, 2020
Platinum Vapes note payable - original loan of $17,219,398 – non-interest bearing, principal due on maturity on September 11, 2023	$23,866,240	$17,705,058
Vista Prime Management Ford loan - original loan of $16,218 – 5.90% interest, repayable in monthly installments of principal and interest of $314, maturing on January 12, 2023	4,768	7,313
Vista Prime Management Ram loan - original loan of $26,872 – 6.10% interest, repayable in monthly installments of principal and interest of $670, maturing on July 25, 2023	13,885	19,141
Mid-American Growers SBA loan 1 - original loan of $781,727 – 1% interest, principal and interest payable at maturity on April 6, 2022	-	781,727
Mid-American Growers SBA loan 2 - original loan of $190,853 – 1% interest, principal and interest payable at maturity on April 6, 2022	-	190,853
Payable to RGR Ltd. - original loan of $19,370,020 USD - 10% interest, principal and interest payable at maturity, due on January 31, 2023	24,882,186
Total	$48,767,079	$18,704,092

All current and long term loans are unsecured and do not have any covenants.

The Platinum vapes notes payable may be converted at the option of the holder into common shares of the Company after twelve months from issuance at a conversion price of USD $0.57, as adjusted pursuant to the terms of the notes.  Obligations under the Platinum vapes notes payable shall be secured by all assets and ownership interests of the Company. Beginning on the date four months following the issuance, in the event that the closing price of the common shares of the Company quoted on OTCQX exceeds one hundred fifty percent (150%) of the conversion price for at least ten consecutive trading days, then the Company has the right to force the conversion of the notes into common shares of the Company.

The fair value of Platinum Vapes note payable was estimated using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach.  Key inputs and assumptions used for the valuations as of September 30, 2021 and December 31, 2020 were as follows.

	September 30, 2021	December 31, 2020
Stock price (USD)	$0.71181	$0.596
Risk-free rate	0.27%	0.16%
Expected volatility	90%	92%
Discount for lack of marketability	3%	3%

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Total debt repayments are as follows:

2021	$14,324,846
2022	35,954,857
2023	48,767,079
Total	$99,046,782

17.LEASE LIABILITIES

The Company's leases are comprised of leased premises and offices.  The Company's liabilities as of September 30, 2021 were as follows:

	September 30	December 31
	2020	2021

Contractual undiscounted cashflows
Less than one year	$1,891,666	$223,979
Two years and beyond	26,397,038	191,664

Total undiscounted lease obligations	$28,288,704	$415,643

Current portion	$733,027	$205,982
Non-current portion	17,692,937	186,487

Total Discounted lease obligations	$18,425,964	$392,469

The Company has a lease for manufacturing and distribution facility in San Diego, which expires on October 15, 2022.  The lease was accounted for under IFRS 16, using an incremental borrowing rate of 6.00%. The Company recognized a right-of-use asset of $392,188 and a corresponding lease liability of $392,469. The balance of lease liability as of September 30, 2021 was $240,422

The Company has 8 leases for dispensaries in Florida.  The leases were accounted for under IFRS 16, using incremental borrowing rate of 6.00%.  The balance of lease liability as of September 30, 2021 was $18,185,542.

18.SHARE CAPITAL

Authorized Share Capital

The directors of the Company are allowed to issue:

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder, and voting. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

Private Placement

On September 24, 2020, the Company closed the bought deal offering for a total issuance of 33,350,000 units of the Company at a price of $1 per unit for aggregate gross proceeds of $33,350,000 which includes the full exercise of the over-allotment option.

Each unit consists of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.00, for a period of 24 months following the close. If, at any time prior to the expiry date of the Warrants, the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (the “CSE”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $1.50 for 10 consecutive trading days, the Company may provide written notice to the holders of the Warrants by way of a news release advising that the Warrants will expire at 5:00 p.m. (Vancouver time) on the 30th day following the date of such notice unless exercised by the holders prior to such date.

The Company has paid the Underwriters a cash fee of 6% ($1,500,750) of the aggregate gross proceeds, and an aggregate of 2,001,000 non-transferable compensation warrants, with each compensation warrant being exercisable into units at a price of $0.75 for a period of 24 months following the closing of the Offering. Other transaction fees were also incurred in the amount of $211,482. Net cash proceeds received after the underwriter fee is $22,241,753.

A unit price of $0.75 per unit was allocated to a common share and a common share purchase warrant using a relative fair value of $0.58 and $0.178 per common share and common share purchase warrant respectively. The gross proceeds of $19,138,852 and $5,873,648 were allocated to common shares and common shares purchase warrants respectively. The fair value of the common share purchase warrants was determined using a Monte Carlo valuation model with the following main assumptions:

Black-Scholes inputs	September 24, 2020
Risk free rate	0.23% (2 yrs)
Exercise price	$1.00
Stock price	$0.58
Expected volatility	101%

The fair value of the compensation warrants of $894,450 was estimated using Black-Scholes valuation model with the following main assumptions:

Black-Scholes inputs	September 24, 2020
Risk free rate	0.23% (2 yrs)
Exercise price	$0.75
Stock price	$0.58
Expected volatility	101%

Total transaction fees paid in cash and compensation warrants amounted to $2,606,682 which were deducted $1,994,556 and $612,126 from common shares and common shares purchase warrants, respectively.

Debt Settlement

During year ended December 31, 2020, the Company issued 2,339,200 units consisting of one common share and one series II preferred shares to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The balance due to the Company upon issuance of shares has been recorded as a loan receivable from Pharmaco.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

On March 31, 2021, the Company issued 237,500 shares of common shares to settle a debt totalling $342,000 for a third party.

On June 14, 2021, the Company issued 8,976,426 units of series II preferred shares to a third-party to settle a debenture totalling USD $7,500,000 ($9,759,015 CAD).

Common Shares

On January 5, 2021, the Company issued 300,000 of common shares and 300,000 convertible series II preferred shares pursuant to the  exercise of 300,000 stock options for gross proceeds of $150,000.

On January 6, 2021, the Company issued 1,500,000 common shares pursuant to the exercise of 1,500,000 restricted share units.

On January 14, 2021, the Company issued 25,000 common shares pursuant to the exercise of 25,000  warrants for gross proceeds of $18,750.

On January 15, 2021, the Company issued 325,000 common shares and 325,000 convertible series II preferred shares pursuant to the exercise of 325,000 stock options for gross proceeds of $162,500.

On January 27, 2021, the Company issued 354,645 common shares pursuant to the exercise of 354,645 restricted share units.

On January 28, 2021, the Company issued 575,000 common shares and 575,000 convertible series II preferred shares pursuant to the exercise of 575,000 stock options for gross proceeds of $287,500.

On January 29, 2021, the Company issued 3,745 common shares pursuant to the exercise of 3,745 warrants for gross proceeds of $2,809.

On February 3, 2021, the Company issued 7,489 common shares pursuant to the exercise of 7,489 warrants for gross proceeds of $5,617.

On February 4, 2021, the Company issued 1,000 units of common shares for the purchases of 1,000 deal warrants for gross proceeds of $1,000.

On February 9, 2021, the Company issued 298,000 units of common shares for the purchases of 298,000 deal warrants for gross proceeds of $298,000.

On February 9, 2021, the Company issued 199,194 common shares pursuant to the exercise of 199,194 warrants for gross proceeds of $149,396.

On February 10, 2021, the Company issued 220,000 units of common shares for the purchases of 220,000 deal warrants for gross proceeds of $220,000.

On February 11, 2021, the Company issued 871,732 common shares pursuant to the exercise of 871,732 warrants for gross proceeds of $653,799.

On February 11, 2021, the Company issued 617,500 units of common shares for the purchases of 617,500 deal warrants for gross proceeds of $617,500.

On February 12, 2021, the Company issued 2,000 units of common shares for the purchases of 2,000 deal warrants for gross proceeds of $2,000.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

On February 16, 2021, the Company issued 279,800 units of common shares for the purchases of 279,800 deal warrants for gross proceeds of $279,800.

On February 16, 2021, the Company issued 175,000 common shares pursuant to the exercise of 175,000 stock options for gross proceeds of $105,000.

On March 11, 2021, the Company issued 487,014 common shares pursuant to the exercise of 487,014 warrants for gross proceeds of $365,261.

On March 17, 2021, the Company issued 2,000 units of common shares for the purchases of 2,000 bought deal warrants for gross proceeds of $2,000.

On March 18, 2021, the Company issued 7,500 units of common shares for the purchases of 7,500 bought deal warrants for gross proceeds of $7,500.

On March 23, 2021, the Company issued 8,000,000 units of common shares for the purchases of 8,000,000 bought deal warrants for gross proceeds of $8,000,000.

On March 31, 2021, the Company issued 237,500 units of common shares for the conversion of debt in the amount of $342,000 to common shares for gross proceeds of $342,000.

On April 5, 2021, the Company issued 64,000 units of common shares pursuant to the exercise of 64,000 RSU units for gross proceeds of $Nil.

On April 22, 2021, the Company issued 900,000 units of common shares pursuant to transaction fee of convertible debenture issued.

On April 27, 2021, the Company issued 5,950,971 units of common shares pursuant to transaction detailed in note 6.

On April 28, 2021, the Company issued 750,000 common shares pursuant to the exercise of 750,000 warrants for gross proceeds of $750,000.

On April 30, 2021, the Company issued 110,500 units of common shares pursuant to the exercise of 110,500 RSU units.

On May 12, 2021, the Company issued 531,000 units of common shares pursuant to transaction fee of convertible debenture issued

On June 3, 2021, the Company issued 1 unit of common share pursuant to transaction fee of convertible debenture issued.

On July 2, 2021, the Company issued 186,000 units of common shares pursuant to the exercise of 186,000 warrants for gross proceeds of $186,000.

On July 6, 2021, the Company issued 4,222,220 units of common shares pursuant to the exercise of 4,222,220 warrants for gross proceeds of $4,222,220.

On July 30, 2021, the Company issued 1,010,656 units of common shares pursuant an acquisition of net assets of a business.

On July 30, 2021, the Company issued 753,385 units of common shares pursuant to transaction fee of convertible debenture.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

On August 12, 2021, the Company issued 500,000 units of common shares pursuant to the exercise of 500,000 RSU units.

On August 25, 2021, the Company issued 875,000 units of common shares pursuant to the exercise of 875,000 RSU units.

On September 8, 2021, the Company issued 125,000 units of common shares pursuant to the exercise of 125,000 RSU units.

Convertible Series II Preferred Shares

On January 5, 2021, the Company issued 300,000 of common shares and 300,000 convertible series II preferred shares pursuant to the  exercise of 300,000 stock options for gross proceeds of $150,000.

On January 14, 2021, the Company issued 325,000 common shares and 325,000 convertible series II preferred shares pursuant to the exercise of 325,000 stock options for gross proceeds of $162,500.

On January 28, 2021, the Company issued 575,000 common shares and 575,000 convertible series II preferred shares pursuant to the exercise of 575,000 stock options for gross proceeds of $287,500.

On June 14, 2021, the Company issued 8,976,426 units of series II preferred shares to a third-party to settle a debenture totalling USD $7,500,000 ($9,759,015 CAD).

Warrants

On December 19, 2018, MichiCann issued 595,340 finders' warrants with an exercise price of $1.00 per common share of MichiCann.  No warrants were issued and exercised during the year ended December 31, 2019.

On April 24, 2020, the Company granted 862,813 warrants to holders of Tidal warrants pursuant to Amended Agreement of the reverse takeover transaction.  The warrants are exercisable at the price of $0.80 per common share of the Company.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company granted 323,898 warrants towards finder's fee.  The warrants are exercisable at the price of $5.28 per common share of the Company.

On June 10, 2020, the Company granted 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition.  The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.  The 4,500,000 warrants were exercised on December 14, 2020.

On September 24, 2020, the Company granted 33,350,000 warrants pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

On September 24, 2020, the Company granted 2,001,000 warrants to finders pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $0.75 per unit for a period of 24 months.  The unit consists of one common share of the Company and one warrant exercisable at the price of $1.00 per common share of the Company.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

On Feb 4, 2021, the Company granted 1,000,000 warrants in the form of debt units. The warrants are exercisable at the price of $1.2 per unit for a period of 24 months.  The unit consists of series 2 preferred shares and warrants to purchase common shares of the Company.

On May 12, 2021, the Company granted 4,222,713 warrants in the form of debt units. The warrants are exercisable at the price of $1.15 per unit for a period of 24 months.  The unit consists of series 2 preferred shares and warrants to purchase common shares of the Company.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balances, December 31, 2020	35,351,000	$0.99

Issued	1,000,000	1.15
Exercised	(11,014,485)	0.96
Balances, March 31, 2021	25,336,515	$1.01
Issued	4,222,713	1.15
Exercised	(750,001)	1.00
Balances, June 30, 2021	28,809,227	$1.03
Exercised	(4,408,220)	1.00

Balances, September 30, 2021	24,401,007	$1.03

The following warrants were outstanding and exercisable at September 30, 2021:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
September 24, 2020	September 24, 2022	1.00	18,763,979	18,763,979
September 24, 2020	September 24, 2022	0.75	414,315	414,315
February 4, 2021	February 4, 2023	1.20	1,000,000	1,000,000
May 12, 2021	May 12, 2023	1.15	4,222,713	4,222,713
Balance at September 30, 2021		1.03	24,401,007	24,401,007

Options

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares (“Shares”) reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then-issued and outstanding shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the Shares  on the date preceding the  option grant date.

The total number of options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding Shares at the grant date (unless the Company becomes a Tier 1 issuer of the Toronto Stock Exchange or Toronto Stock Exchange – Venture (a “Tier 1 Issuer”) and has obtained disinterested shareholder approval).

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

The total number of options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding Shares at the grant date. The total number of Options awarded in any 12 month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares at the grant date.

On January 6, 2021, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 6, 2021.  These stock options have an exercise price of $0.75 and expire on January 6, 2026.

On July 6, 2021, the Company granted 417,500 stock options to employees of the Company.  These options will vest over 8 quarters commencing on July 6, 2021.  These stock options have an exercise price of $1.10 and expire on July 6, 2025.

On August 9, 2021, the Company granted 500,000 stock options to an employee of the Company.  These options will vest over 4 quarters commencing on August 9, 2021.  These stock options have an exercise price of $0.93 and expire on August 6, 2026.

Options transactions and the number of options outstanding are summarized as follows:

	Number of Options	Weighted average Exercise Price
Balances, December 31, 2019	7,430,000	$0.80
Granted	6,657,679	0.30
Assumed from RTO	1,792,860	0.64
Exercised	(2,050,000)	0.54
Cancelled	(787,500)	2.14
Balances, December 31, 2020	13,043,039	0.48
Granted	100,000	0.75
Exercised	(1,375,000)	0.51
Balances, March 31, 2021	11,768,039	0.48
Balances, June 30, 2021	11,768,039	$0.48
Granted	917,500	1.01
Balances, September 30, 2021	12,685,539	$0.52

Restricted Share Units

Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) Under the terms of the RSU plan, directors, officers, employees and consultants of the Company may be granted RSUs that are released as common shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the plan.

On January 6, 2021, the Company granted 1,500,000 common shares pursuant to the exercise of 1,500,000 restricted share units.

On January 27, 2021, the Company granted 354,645 restricted share units to employees of the Company.  These share units vested 100% on January 27, 2021.  These restricted share units were valued at $1.17 and expire on January 27, 2026.

On March 31, 2021, the Company granted 174,500 restricted share units to employees of the Company.  These share units vested 100% on March 31, 2021. These restricted share units were valued at $1.43 and expire on January 27, 2026.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

On May 5, 2021, the Company granted 500,000 restricted share units to employees of the Company.  These share units vested 100% on May 5, 2021. These restricted share units were valued at $1.30 and expire on May 5, 2026.

On April 1, 2021, the Company granted 500,000 restricted share units to employees of the Company.  These share units will vest 100% on April 1, 2022. These restricted share units were valued at $1.43 and expire on May 5, 2026.

On August 13, 2021, the Company granted 750,000 restricted share units to employees of the Company.  These share units will vest 100% on August 13, 2021. These restricted share units were valued at $0.94 and expire on August 13, 2026.

RSU transactions and the number of RSUs outstanding are summarized as follows:

	Number of Options	Weighted average Exercise Price
Balances, December 31, 2020	1,500,000	0.54
Granted	529,145	1.26
Exercised	(1,854,645)	0.60
Balances, March 31, 2021	174,500	1.15
Granted	1,000,000	1.37
Exercised	(174,500)	1.43
Balances, June 30, 2021	1,000,000	$1.28
Granted	750,000	0.94
Exercised	(1,500,000)	1.14
Balances, September 30, 2021	250,000	$1.09

19.LOSS PER SHARE

Following is a reconciliation for the calculation of basic and diluted loss per share for the three and nine month period ended September 30, 2021 and 2020:

	September 30, 2021	September 30, 2020

Net loss for the period	$(73,809,205)	$(29,757,930)
Average common shares outstanding during the period	209,484,730	140,468,508

Loss per share - basic and diluted	$(0.35)	$(0.22)

40

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

20.FINANCIAL INSTRUMENTS AND RISKS

a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s consolidated statements of financial position as at September 30, 2021 and December 31, 2020 as follows:

	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable Inputs (Level 3)	Total
September 30, 2021
Cash and cash equivalents	$10,512,470	$-	$-	$10,512,470
Call/put option	-	-	111,436,141	111,436,141
TDMA loan	-	-	3,620,209	3,620,209
PV convertible loan	-	-	(23,866,240)	(23,866,240)
Total	$10,512,470	$-	$91,190,110	$101,702,580
December 31, 2020
Cash and cash equivalents	$1,146,569	$-	$-	$1,146,569
Call/put option	-	-	112,658,740	112,658,740
TDMA loan	-	-	4,231,664	4,231,664
PV convertible loan	-	-	(17,705,058)	(17,705,058)
Total	$1,146,569	$-	$99,185,346	$100,331,915

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, loans receivable, loans payable, approximate their carrying values due to the relatively short-term maturity of these instruments.

a)Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, other receivables and notes receivable. Company assesses the credit risk of trade receivables by evaluating the aging of trade receivables based on the invoice date. The carrying amounts of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the condensed interim consolidated statements of loss and comprehensive loss. When a trade receivable balance is considered uncollectible, it is written off against the allowance for expected credit losses. Management has reviewed the items comprising the accounts receivable balance and determined that the majority of accounts are collectible; accordingly, allowance for doubtful accounts of $309,608 (December 31, 2020 – Nil) have been recorded. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

a)Foreign Exchange Risk

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At September 30, 2021, a 4% (2020 – 4%) strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss by approximately $2,000,920 (2020 - $482,000).

a)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at September 30, 2021, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

a)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at September 30, 2021, the Company had a cash balance of $10,512,470 (December 31, 2020 - $1,146,569) available to apply against short-term business requirements and current liabilities of $155,373,358 (December 31, 2020 - $70,794,116).

21.RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during nine months ended September 30, 2021 and 2020:

a)Included in accounts payable and accrued liabilities is $130,540 (December 31, 2020 - $374,232) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	September 30, 2021	September 30, 2020
Consulting fees paid or accrued to a company controlled by a director of the Company	$451,987	$121,500
Salary accrued to management of the Company	112,500	319,687
Share-based compensation	476,251	138,160
	$1,040,738	$579,347

42

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the nine months ended September 30, 2021.

22.CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, loans receivable, convertible debentures, loans payable, credit facilities, and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. There were no changes to the Company’s approach to capital management during the nine month period ended September 30, 2021.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the periods presented.

23.SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The changes in non-cash working capital items during the nine month periods ended September 30, 2021 and 2020 are as follows:

	September 30, 2021	September 30, 2020

Prepaid expenses	$(2,121,176)	$(8,928,415)
Accounts receivable	(3,306,914)	(2,543,294)
Accounts payable and accrued liabilities	(1,363,777)	40,888,872
Current income tax payable	1,350,891	-
Deposits	(440,101)	(89,370)
Lease liabilities	527,045	-
Inventory	(2,001,573)	2,153,634
Biological assets	362,682	(1,365,556)
	$(6,992,923)	$30,115,871

24.SEGMENTED INFORMATION

The Company's disaggregated revenue by source, primarily due to the Company's contracts with its external customers for the nine month periods ended September 30, 2021 and September 30, 2020 were as follows:

	September 30, 2021	September 30, 2020
Sales from contracts with external customers	$797,603	$-
Royalty revenue	1,249,150	-
Wholesale	34,894,448	7,605,738

Total	$36,941,201	$7,605,738

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

The Company's business activities are conducted through one operating segment, cannabis and hemp.

25.COMMITMENTS AND CONTINGENCIES

A third party consultant worked for the Company in 2017.  On or about December 18, 2017, the Company had an oral discussion with the consultant regarding the compensation of the service the consultant provided.  On January 10, 2019, the Company amended the contract.  Although the Company made a full compensation to the consultant according to the amended contract, the consultant filed a statement of claim against the Company on April 26, 2021.  The Company is in process of finalizing the defense.  The statement of claim is not clear as to the precise nature of the allegations against the Company or extent of the Company's alleged involvement.  Given the very preliminary stage of the proceeding, it is not possible to estimate the likelihood of liability against the Company or, if liability, any possible exposure.

The Company is involved in litigation arising out of the ordinary course and conduct of business.  Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to litigation to be material to the condensed interim consolidated financial statements.

26.NON-CONTROLLING INTEREST

Non-controlling interest includes the Company’s ownership of minority interest in Florida operations and its minority owned subsidiary at its RWB Florida LLC (77.17%) and Red White & Bloom Florida, Inc (77.17%), and consists of the following amounts as at September 30, 2021 and September 30, 2020:

	September 30, 2021	September 30, 2020
NCI, beginning of the period	$-	$-
NCI, acquired during the period	16,497,557	-
Net Loss attributable to non-controlling interest	(649,202)	-
NCI, end of period	$15,848,355	$-

27.SUBSEQUENT EVENTS

On October 12, 2021, the Company received a Cannabis cultivation license for the Apopka greenhouse site.

On October 18, 2021, the Company redeemed $5,000,000 USD of promissory note that was related to the acquisition of Platinum Vapes.

On October 25, 2021, certain shareholders, representing over 50 million RWB Series II preferred shares agreed to a non-conversion lock-up period for their preferred shares for a term that expires on April 24, 2022. On April 24, 2022, the preferred shares will be automatically converted into common shares of the Company.